UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: December 11, 2014

Commission File Number: 000-53808

Algonquin Power & Utilities Corp.

(Translation of registrant’s name into English)

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release, dated December 2, 2014

99.2	Press Release, dated December 2, 2014

99.3	Term Sheet, dated December 2, 2014

99.4	Underwriting Agreement, December 4, 2014

99.5	Prospectus Supplement, dated December 4, 2014

99.6	Consent of Underwriters’ Legal Counsel, dated December 4, 2014

99.7	Consent of Issuer’s Legal Counsel, dated December 4, 2014

99.8	Auditor’s Consent Letter, dated December 4, 2014

99.9	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process, dated December 4, 2014

99.10	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process, dated December 4, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: December 11, 2014	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer